Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six Months
Ended June 30,
2006
(Dollars in millions)

Income before income taxes	$105

FIXED CHARGES:
Interest on debt	157
Estimated interest portion of rents	1

Total fixed charges	158

Adjusted income	263
Ratio of earnings to fixed charges(1)	1.66x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.